Exhibit 99.1

Agora, Inc. Reports Third Quarter 2021 Financial Results

November 15, 2021

SANTA CLARA, Calif. – (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the third quarter ended September 30, 2021.

“We delivered another quarter of strong revenue growth, underpinned by the continued adoption of our real-time engagement platform by developers,” said Tony Zhao, founder, chairman and CEO of Agora. “At our recent RTE 2021 conferences in the United States and China, I was overwhelmed by the enthusiasm from developers around the world for real-time engagement technology, and I’m very excited about the innovative applications they are building with our platform, such as live audio cast, virtual concert and metaverse. In this quarter, we released several important new products, such as the full-path accelerator, and we will continue to expand our product portfolio to empower more real-time engagement possibilities.”

Third Quarter 2021 Highlights

•	Total revenues for the quarter were $45.0 million, an increase of 46.0% from $30.8 million in the third quarter of 2020.
•	Active Customers as of September 30, 2021 were 2,564, excluding those for Easemob, an increase of 41.3% from 1,815 as of September 30, 2020.
•	Constant Currency Dollar-Based Net Expansion Rate, excluding Easemob, was 104% for the trailing 12-month period ended September 30, 2021.
•

Net loss for the quarter was $21.1 million, compared to net loss of $2.9 million in the third quarter of 2020. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $11.4 million, compared to non-GAAP net income of $0.6 million in the third quarter of 2020. Adjusted EBITDA for the quarter was negative $9.1 million, compared to $1 million in the third quarter of 2020.

•	Total cash, cash equivalents and short-term investments as of September 30, 2021 was $767.4 million.
•

Net cash used in operating activities for the quarter was $14.0 million, compared to net cash generated from operating activities of $1.9 million in the third quarter of 2020. Free cash flow for the quarter was negative $15.6 million, compared to negative $5.1 million in the third quarter of 2020.

Third Quarter 2021 Financial Results

Revenues

Total revenues were $45.0 million in the third quarter of 2021, an increase of 46.0% from

$30.8 million in the same period last year, primarily due to increased usage of our video and voice products as a result of our business expansion and usage growth in emerging use cases.

Cost of Revenues

Cost of revenues was $15.7 million in the third quarter of 2021, an increase of 35.5% from $11.6 million in the same period last year, primarily due to increase in bandwidth and co-location costs and depreciation of servers and network equipment as we continue to scale our business.

Gross Profit and Gross Margin

Gross profit was $29.3 million in the third quarter of 2021, an increase of 52.4% from $19.3 million in the same period last year. Gross margin was 65.2% in the third quarter of 2021, an increase of 2.8% from 62.4% in the same period last year, primarily due to the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses were $50.4 million in the third quarter of 2021, an increase of 116.9% from $23.2 million in the same period last year.

•

Research and development expenses were $29.7 million in the third quarter of 2021, an increase of 138.3% from $12.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $1.6 million in the third quarter of 2020 to $5.9 million in the third quarter of 2021, as well as the consolidation of Easemob’s research and development team.

•

Sales and marketing expenses were $12.7 million in the third quarter of 2021, an increase of 99.9% from $6.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our sales and marketing team, including an increase in share-based compensation from $0.5 million in the third quarter of 2020 to $1.3 million in the third quarter of 2021, as well as higher advertising expenses compared to the prior year.

•

General and administrative expenses were $8.0 million in the third quarter of 2021, an increase of 81.7% from $4.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our administration team, as well as higher professional services expenses compared to the prior year.

Other Operating Income

Other operating income was $0.2 million in the third quarter of 2021, flat compared to the same period last year.

Loss from Operations

Loss from operations was $20.8 million in the third quarter of 2021, compared to $3.8 million in the same period last year.

Interest Income

Interest income was $2.2 million in the third quarter of 2021, compared to $1.0 million in the same period last year, primarily due to an increase in the average balance of cash and cash equivalents and short-term investments due to proceeds from the private placement in the first quarter of 2021.

Investment Loss

Investment loss was $2.3 million in the third quarter of 2021, primarily due to an investment loss of an equity investment sold in the third quarter of 2021, whereas there were no material investments in the same period last year.

Net Loss

Net loss was $21.1 million in the third quarter of 2021, compared to $2.9 million in the same period last year.

Net Loss Attributable to Ordinary Shareholders

Net loss attributable to ordinary shareholders was $21.1 million in the third quarter of 2021, compared to $2.9 million in the same period last year.

Net Loss per American Depositary Share

Net loss per American Depositary Share (“ADS”)1 was $0.19 in the third quarter of 2021, compared to $0.03 in the same period last year.

Executive Leadership Update

Agora today announced that Reggie Yativ, Chief Revenue Officer and Chief Operating Officer of Agora Lab, Inc., a wholly owned subsidiary of Agora, will depart at the end of the year for personal reasons. Mr. Yativ will transition his operational responsibilities to Stanley Wei, Agora’s Chief Strategy Officer, effective November 15, 2021.

“Working closely with Tony and the team around the world over the past four years, I feel extremely proud of what we have accomplished,” said Reggie Yativ. “We have been able to bring the vision of real-time engagement to life, and I feel very fortunate to be able to participate in this amazing journey of turning Agora into a real global organization. I wish Agora and all my colleagues the very best.”

“We thank Reggie for his dedication and hard work,” said Tony Zhao, founder, chairman and CEO of Agora, “Reggie’s helped us develop leaders across the organization who are ready to take on additional responsibilities, and we will continue to strengthen our team in the US and key international markets. We wish Reggie success in his future endeavors.”

Financial Outlook

[1]	One ADS represents four Class A ordinary shares of Agora.

Based on currently available information, Agora expects total revenues for the year ending December 31, 2021 to be between $163 million and $165 million. This outlook reflects Agora’s current and preliminary views on the market and operational conditions, and the outlook ranges for the year ending December 31, 2021 reflect various assumptions that are subject to change based on uncertainties, including but not limited to the impact of the COVID-19 pandemic and the new regulation on the K12 academic tutoring sector in China.

Earnings Call

Agora will host a conference call to discuss the financial results at 5:00 p.m. Pacific Time / 8:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:

Event title: Agora, Inc. 3Q 2021 Financial Results

Conference ID: 5319139

Direct Event online registration: http://apac.directeventreg.com/registration/event/5319139

Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on November 15, 2021 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. Agora believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). Agora believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest income, investment income (loss), income taxes, depreciation and amortization, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Impact of the Recently Adopted Accounting Pronouncement

Agora adopted ASU 2016-02, Leases (“ASC 842”) beginning January 1, 2021 and elected to use the modified retrospective method with the optional transition that allows for a cumulative-effect adjustment to the opening balance of retained earnings recorded on January 1, 2021, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings was required. Upon adoption of ASC 842 on January 1, 2021, Agora recognized right of use assets as well as lease liabilities of $6.5 million for operating leases. Agora does not have any finance leases. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Suzanne Nguyen

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	219,249	111,218
Short-term investments	548,190	524,220
Accounts receivable, net	35,967	27,840
Prepayments and other current assets	8,406	7,459
Contract assets	978	-
Total current assets	812,790	670,737
Property and equipment, net	18,954	16,754
Operating lease right-of-use assets	7,562	-
Intangible assets	7,252	209
Goodwill	56,142	3,089
Long-term investments	53,396	-
Deferred tax assets	514	511
Other non-current assets	2,529	1,604
Total assets	959,139	692,904

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	5,059	7,721
Advances from customers	7,934	1,339
Taxes payable	1,525	2,172
Current operating lease liabilities	3,378	-
Accrued expenses and other current liabilities	56,661	25,075
Total current liabilities	74,557	36,307
Long-term payable	838	82
Long-term operating lease liabilities	3,984	-
Deferred tax liabilities	1,073	52
Total liabilities	80,452	36,441

Shareholders' equity:
Class A ordinary shares	37	33
Class B ordinary shares	8	8
Additional paid-in-capital	1,090,794	818,428
Accumulated other comprehensive income	2,975	1,941
Accumulated deficit	(215,127)	(163,947)
Total shareholders' equity	878,687	656,463
Total liabilities and shareholders’ equity	959,139	692,904

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Real-time engagement service revenues	42,390	30,620	122,234	99,738
Other revenues	2,648	227	5,362	573
Total revenues	45,038	30,847	127,596	100,311
Cost of revenues	15,689	11,583	49,016	34,042
Gross profit	29,349	19,264	78,580	66,269
Operating expenses:
Research and development	29,668	12,449	81,887	35,056
Sales and marketing	12,734	6,372	32,478	18,287
General and administrative	7,996	4,401	20,988	11,342
Total operating expenses	50,398	23,222	135,353	64,685
Other operating income	210	181	840	974
(Loss) income from operations	(20,839)	(3,777)	(55,933)	2,558
Exchange loss	(189)	(34)	(208)	(34)
Interest income	2,154	960	6,280	1,177
Investment loss	(2,314)	-	(967)	-
(Loss) income before income taxes	(21,188)	(2,851)	(50,828)	3,701
Income taxes	93	(74)	(353)	(633)
Net (loss) income	(21,095)	(2,925)	(51,181)	3,068
Less: cumulative undeclared dividends on convertible redeemable preferred shares	-	-	-	(6,715)
Less: accretion on convertible redeemable preferred shares to redemption value	-	-	-	(193,466)
Net loss attributable to ordinary shareholders	(21,095)	(2,925)	(51,181)	(197,113)
Other comprehensive loss:
Foreign currency translation adjustments	493	1,587	882	1,117
Unrealized gain on available-for-sale debt securities	65	-	152	-
Total comprehensive loss attributable to ordinary shareholders	(20,537)	(1,338)	(50,147)	(195,996)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.19)	(0.03)	(0.47)	(3.55)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	443,732,607	407,297,929	438,984,051	222,127,507

Share-based compensation expenses* included in:
Cost of revenues	152	104	456	339
Research and development expenses	5,873	1,613	15,053	3,902
Sales and marketing expenses	1,326	502	3,603	1,558
General and administrative expenses	1,179	1,318	4,017	3,229

* In the fourth quarter of 2020, Agora formally implemented the Venture Partners Plan, which was a new incentive plan that can be settled in shares or cash at the discretion of the plan administrator. Therefore, $1.2 million, $1.1 million and $1.1 million accrued in the first, second and third quarter of 2020, respectively, was reclassified from cash bonus expenses to share-based compensation expenses to reflect the costs related to the new incentive plan.

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net (loss) income	(21,095)	(2,925)	(51,181)	3,068
Adjustments to reconcile net (loss) income to net cash (used in) generated from operating activities:
Share-based compensation expenses	8,530	3,537	23,129	9,028
Depreciation of property and equipment	1,994	1,196	5,978	2,946
Amortization of intangible assets	574	-	1,355	-
Deferred tax expense	(84)	-	(199)	-
Amortization of right-of-use asset and interest on lease liabilities	985	-	2,727	-
Change in the fair value of investments	2,345	(33)	1,064	(33)
Interest income on debt securities	(101)	-	(194)	-
Share of results of equity method investments	(66)	-	(66)	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(2,698)	(7)	(7,528)	(12,133)
Contract assets	(97)	-	(273)	-
Prepayments and other current assets	(344)	(1,084)	(897)	(4,230)
Other non-current assets	(344)	(601)	(299)	(599)
Accounts payable	(1,611)	(661)	(1,476)	891
Advances from customers	49	138	(121)	184
Taxes payable	(167)	664	(732)	265
Operating lease liabilities	(1,150)	-	(2,972)	-
Deferred income	185	-	185	-
Accrued expenses and other liabilities	(887)	(2,158)	6,450	5,210
Net cash (used in) generated from operating activities	(13,982)	(1,934)	(25,050)	4,597
Cash flows from investing activities:
Purchase of short-term investments	(42,298)	(225,143)	(432,745)	(225,143)
Proceeds from sale and maturity of short-term investments	157,834	-	407,912	-
Purchase of property and equipment	(1,638)	(3,210)	(10,081)	(9,531)
Purchase of intangible assets	(42)	-	(243)	-
Purchase of long-term investment	(20,759)	-	(47,111)	-
Cash paid for acquisition, net of cash received	(20,902)	-	(36,630)	-

Net cash generated from (used in) investing activities	72,195	(228,353)	(118,898)	(234,674)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	-	-	249,950	-
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of issuance costs of nil	-	-	-	50,000
Proceeds from the IPO and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	-	(1,419)	-	483,905
Proceeds from exercise of employees’ share options	382	-	1,835	-
Net cash provided by (used in) financing activities	382	(1,419)	251,785	533,905
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	194	634	270	351
Net increase (decrease) in cash, cash equivalents and restricted cash	58,789	(231,072)	108,107	304,179
Cash, cash equivalents and restricted cash at beginning of period *	160,616	640,934	111,298	105,683
Cash, cash equivalents and restricted cash at end of period **	219,405	409,862	219,405	409,862
Supplemental disclosure of cash flow information:
Income taxes paid	-	18	966	742
Cash payments included in the measurement of operating lease liabilities	1,150	-	2,972	-
Right-of-use assets obtained in exchange for operating lease obligations	2,148	-	3,636	-
Non-cash financing and investing activities:
Payables for acquisition	-	-	18,539	-
Proceeds receivable from exercise of employees’ share options	33	-	33	-
Payables for property and equipment	917	173	917	173
Payables for long-term investment	5,897	-	5,897	-
Accretion to redemption value of convertible redeemable preferred shares	-	-	-	193,466
Payables for deferred initial public offering cost	-	277	-	277
* includes restricted cash balance	156	80	80	80
** includes restricted cash balance	156	80	156	80

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
GAAP net (loss) income	(21,095)	(2,925)	(51,181)	3,068
Add:
Share-based compensation expenses	8,530	3,537	23,129	9,028
Acquisition related expenses	656	-	5,355	-
Amortization expenses of acquired intangible assets	556	-	1,305	-
Income tax related to acquired intangible assets	(84)	-	(199)	-
Non-GAAP net (loss) income	(11,437)	612	(21,591)	12,096

Net (loss) income	(21,095)	(2,925)	(51,181)	3,068
Excluding:
Exchange loss	(189)	(34)	(208)	(34)
Interest income	2,154	960	6,280	1,177
Investment loss	(2,314)	-	(967)	-
Income taxes	93	(74)	(353)	(633)
Depreciation of property and equipment	1,994	1,196	5,978	2,946
Share-based compensation expenses	8,530	3,537	23,129	9,028
Acquisition related expenses	656	-	5,355	-
Amortization expenses of acquired intangible assets	556	-	1,305	-
Adjusted EBITDA	(9,103)	956	(20,166)	14,532

Net cash (used in) generated from operating activities	(13,982)	(1,934)	(25,050)	4,597
Purchase of property and equipment	(1,638)	(3,210)	(10,081)	(9,531)
Free Cash Flow	(15,620)	(5,144)	(35,131)	(4,934)
Net cash generated from (used in) investing activities	72,195	(228,353)	(118,898)	(234,674)
Net cash provided by (used in) financing activities	382	(1,419)	251,785	533,905